# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zevia PBC, CIK 0001854139
CUSIP: 98955K104
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 15821 VENTURA BLVD., SUITE 145, ENCINO, California (CA), 91436
Date of event which requires filing of this statement: 10/22/2026
Filed by CIK 0002162656
Persons authorized to receive notices and communications: Alexandre Haddad, GP Investimentos - Av. Brigadeiro Faria, Lima, 4300, room 21, Sao Paulo, Brazil (D5), 04538-132, 55 11 35565505

## Reporting persons
- Bubble Holdings, LLC (CIK 0002162656): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 13,812,154; sole dispositive power 0; shared dispositive power 13,812,154; aggregate amount beneficially owned 13,812,154 (16.1% of the class)
- GP Investments, Ltd. (CIK 0001882765): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 13,812,154; sole dispositive power 0; shared dispositive power 13,812,154; aggregate amount beneficially owned 13,812,154 (16.1% of the class)
- GP Cash Management, Ltd. (CIK 0002013072): type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); source of funds: other (OO); sole voting power 0; shared voting power 13,812,154; sole dispositive power 0; shared dispositive power 13,812,154; aggregate amount beneficially owned 13,812,154 (16.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: Zevia PBC
Address of issuer's principal executive offices: 15821 VENTURA BLVD., SUITE 145, ENCINO, California (CA), 91436

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by Bubble Holdings, LLC, GP Cash Management, Ltd. and GP Investments, Ltd. (collectively, the "Reporting Persons").
GP Investments is the sole shareholder of GP Cash Management, and GP Cash Management has voting control over Bubble Holdings.
Certain information required by General Instruction C to Schedule 13D is also presented in this filing for certain additional persons listed in Schedule A hereto (the "Covered Persons") , including Fersen Lambranho and Antonio Bonchristiano, who share voting control over the controlling shareholder of GP Investments.
Residence or business address: The address of the principal business office of Bubble Holdings is 4001 Kennett Pike, Suite 302, Wilmington, DE 19807; The address of the principal business office of GP Cash Management is Lyford Manor, Western Road, Lyford Cay, Nassau, N.P., The Bahamas, PO BOX CB-13007; The address of the principal business office of GP Investments is 16 Burnaby Street, Hamilton, HM 11, Bermuda.
Present principal occupation or employment: The principal business of Bubble Holdings, GP Cash Management and GP Investments is purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Bubble Holdings is a Delaware limited liability company. GP Cash Management is a Bahamas limited liability company. GP Investments is a Bermuda limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for the acquisitions of the shares of Class A common stock ("Class A shares") reported on this Schedule 13D was working capital of Bubble Holdings. The aggregate of purchase price for the Class A Shares reported on this Schedule 13D is approximately $20 million, which $15 million was received by Zevia and $5 million will be received after certain conditions are waived or satisfied.

## Item 4. Purpose of Transaction
Purpose of transaction:
Investment: The Reporting Persons acquired the Series A Preferred Stock for investment purposes. Under the October 22, 2026 Securities Purchase Agreement, Bubble Holdings agreed to invest up to $20 million, purchasing 15,000 preferred shares for $15 million at the initial closing and potentially another 5,000 shares for $5 million at a deferred closing.

Deferred investment: The additional $5 million is generally conditioned on the Issuer achieving 2026 net sales of at least $172.5 million and Adjusted EBITDA of at least negative $3 million, together with certain customary closing conditions. Bubble may waive these financial conditions or elect to close early, in which case they are automatically waived.

Board representation: While Bubble and its affiliates hold at least 10,000 preferred shares or 8% of the Issuer's common stock on an as-converted basis, Bubble may designate one director to the Board. The Board was increased to eight directors at the initial closing.

Voting restrictions: While Bubble owns at least 5%, it generally has discretion over voting or tendering shares representing up to 20% of the Issuer's common stock. Shares above that threshold must generally be voted or tendered proportionately with other shareholders. Additional proportional voting restrictions apply to director elections while Bubble maintains its board designation right.

Standstill and transfer restrictions: While holding at least 5%, Bubble is subject to customary standstill provisions restricting additional acquisitions, takeover proposals, proxy solicitations and efforts to control the Issuer. Its preferred shares and underlying common shares are also generally subject to a 12-month transfer restriction, together with a right of first offer in favor of the Issuer and additional restrictions on certain significant transfers.

Preemptive and information rights: While the board-designation ownership threshold is maintained, Bubble has pro rata participation rights in certain future equity issuances and specified information rights.

Preferred stock economics: Each Series A preferred share has an original issuance price of $1,000 and is convertible into Class A Shares at an initial conversion price of $1.448 per share, subject to anti-dilution adjustments and an aggregate 14,428,844-share conversion cap.

Dividends: Beginning on the relevant contractual commencement date, the preferred shares accrue 6% cumulative annual dividends, compounded quarterly. Dividends may generally be paid in cash or added to the preferred stock's Accreted Value as PIK dividends.

Issuer conversion right: From the third anniversary of the initial closing, the Issuer may force conversion if specified conditions are satisfied, including the Class A Shares trading at least 150% of the conversion price for 20 out of 30 consecutive trading days, together with registration and NYSE-listing requirements.

Redemption rights: Bubble can require redemption following certain Fundamental Changes and, subject to the agreement, after the fourth anniversary of the initial closing or upon specified excessive indebtedness or significant asset dispositions. The Investor Redemption Price is generally the greater of the Accreted Value and 1.5x the original issuance price, adjusted for certain dividends.

Protective rights: While Bubble owns at least 50% of the preferred shares or 8% of the common stock on an as-converted basis, certain significant corporate actions require approval of the preferred holders or, where applicable, Bubble's director designee. These include specified amendments, senior or parity securities issuances, major >$25 million acquisitions or divestitures, certain dividends/repurchases, bankruptcy or liquidation and specified other fundamental actions.

Registration rights: The Issuer must register the Class A Shares underlying the preferred stock for resale. Bubble also receives two demand registration rights, customary piggyback rights, up to one underwritten shelf takedown per quarter, and up to two registered block trades per 12-month period.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each Reporting Person may be deemed to beneficially own 13,812,154 Class A Shares, representing approximately 16.1% of the class. This amount consists of Class A Shares issuable upon conversion of an aggregate of 20,000 shares of Series A Preferred Stock held by Bubble Holdings or that Bubble Holdings has the right to acquire under the Purchase Agreement, at the initial Conversion Price of $1.448 per Class A Share. Of those preferred shares, 15,000 were issued at the Initial Closing and 5,000 are subject to the Deferred Closing. Bubble Holdings may elect to consummate the Deferred Closing before the filing of the 2026 Annual Report on at least three business days' irrevocable notice as described in Item 4.

The ownership percentage is calculated using 72,136,516 total outstanding Class A Shares as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed August 5, 2026, plus 13,812,154 Class A Shares issuable upon conversion of the 20,000 shares of Series A Preferred Stock held or acquirable by Bubble Holdings. The same Class A Shares are attributed through the control relationships described in Item 2 and are not separate holdings of each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7 through 10 of each of the cover pages to this Schedule 13D. Each Reporting Person may be deemed to share voting and dispositive power over the 13,812,154 Class A Shares described above. The voting and transfer restrictions described in Item 4 apply.
Transactions in the class effected during the past sixty days: On October 22, 2026, the Issuer issued and sold to Bubble Holdings 15,000 shares of Series A Preferred Stock for $15.0 million and agreed to issue and sell a further 5,000 preferred shares for $5.0 million at the Deferred Closing, if the applicable conditions are waived or satisfied. Other than as described in this Schedule 13D, none of the Reporting Persons and none of the Covered Persons have engaged in any transactions in the Common Stock of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, which is filed as Exhibit 1 hereto.

Other than as described in this Schedule 13D, the Reporting Persons and the Covered Persons are not parties to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated as of October 29, 2026.
Exhibit 2 - Securities Purchase Agreement, dated October 22, 2026, incorporated herein by reference as an exhibit to the 8-K filed by Zevia PBC on October 23, 2026.
Exhibit 3 - Registration Rights Agreement, dated October 22, 2026, incorporated herein by reference as an exhibit to the 8-K filed by Zevia PBC on October 23, 2026.

## Signatures
- Bubble Holdings, LLC: Rodrigo Boscolo, Director (10/29/2026)
- Bubble Holdings, LLC: Antonio Bonchristiano, Director (10/29/2026)
- GP Investments, Ltd.: Rodrigo Boscolo, Director (10/29/2026)
- GP Investments, Ltd.: Antonio Bonchristiano, Director (10/29/2026)
- GP Cash Management, Ltd.: Rodrigo Boscolo, Director (10/29/2026)
- GP Cash Management, Ltd.: Antonio Bonchristiano, Director (10/29/2026)